Bonfire Productions, Inc.

6302 Mesedge Drive
Colorado Springs, CO 80919
719.598-2469     719.532-1310  fax

  September 28, 2009

  Mr. Juan Migone
  United States Securities and Exchange Commission

  Washington, D.C. 20549

RE:	Moore and Associates Revocation and violation of PCAOB rules and standards

Dear Mr. Migone:

Bonfire Productions, Inc. (“Bonfire”), received your letter dated September 2, 2009, and were advised that on August 27, 2009 the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

On September 22, 2009, Bonfire, filed a Form 8-K acknowledging the fact that the company received your letter dated September 2, 2009.  The 8-K also stated that Seale and Beers, CPAs were engaged as Bonfire’s new independent registered public accountants.

This letter serves to advise you of how we intend to address any re-audit requirements.  We have already informed Seale and Beers of this letter and of Moore and Associates’ registration revocation.  Seale and Beers are currently re-auditing the periods for which we had utilized Moore and Associates and these re-audits will be included in our upcoming filings.

If you need any further information please feel free to contact Mr. Richard A. Luthmann, Esq., JD LLM, Bonfire’s General Counsel at 917.453-3718 or rich@intervisionnetwork.tv.

Best regards,

Bonfire Productions, Inc.

By: ______________________________
      Tim C. DeHerrera, President